Exhibit 11.1

WILLIS LEASE FINANCE CORPORATION
AND SUBSIDIARIES
Computation of Earnings Per Share
(In thousands, except per share data, unaudited)

	Three Months ended September 30,		Nine Months ended September 30,
	2008	2007	2008	2007
Basic
Earnings:
Net income attributable to common shareholders	$9,943	$2,969	$19,907	$10,204

Shares:
Average common shares outstanding	8,253	8,149	8,223	8,094

Basic earnings per common share	$1.20	$0.36	$2.42	$1.26

Assuming full dilution
Earnings:
Net income attributable to common shareholders	$9,943	$2,969	$19,907	$10,204

Shares:
Average common shares outstanding	8,253	8,149	8,223	8,094
Potentially dilutive common shares outstanding	532	604	541	542
Diluted average common shares outstanding	8,785	8,753	8,764	8,636

Diluted earnings per common share	$1.13	$0.34	$2.27	$1.18

Supplemental information:

The difference between average common shares outstanding to calculate basic and assuming full dilution is due to options outstanding under the 1996 Stock Options/Stock Issuance Plan and restricted stock issued under the 2007 Stock Incentive Plan.

The calculation of diluted earnings per share for the three months ended September 30, 2008 excluded from the denominator 76,000 options and 435,000 restricted stock awards and for the nine months ended September 30, 2008 excluded from the denominator 76,000 options and 425,000 restricted stock awards, granted to employees and directors because their effect would have been anti-dilutive.  The calculation of diluted earnings per share for the three and nine months ended September 30, 2007 excludes from the denominator 113,000 options, granted to employees and directors because their effect would have been anti-dilutive.